TERMS FOR REGULATION CF OFFERING OF SERIES SEED
OF THISWAY GLOBAL INC.
[*], 2021

The following is a summary of the principal terms with respect to the proposed Series Seed financing (the "**Offering**") of ThisWay Global Inc., a Delaware corporation (the "**Company**"). This summary of terms does not constitute a legally binding obligation. The parties intend to enter into a legally binding obligation only pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series Seed 9 Preferred Stock of the Company (the "**Series Seed**").
Target Amount and Maximum Amount:	The target or minimum amount that must be raised before a closing may occur is $49,998.32 or 16,001 shares of Series Seed. The Company may raise up to $4,999,998.08, or 1,600,153 shares of Series Seed, in aggregate, in this Offering.
Use of Proceeds:	The proceeds of the Offering, net of expenses, will be utilized as described in the Form C Offering Statement filed with the Securities and Exchange Commission relating to the Offering (the "**Form C**") and made available through Wefunder.com, the website maintained by the Portal for the Offering.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "**Purchasers**")
Portal:	Wefunder Funding Portal is a funding portal registered with the Securities and Exchange Commission and a member of FINRA and is hosting the Offering on its website at www.wefunder.com.
Price Per Share:	Price per share of $3.1247 (the "**Original Issue Price**"), based on a pre-money valuation of $40,500,130.36.
Liquidation Preference:	One times the Original Issue Price, plus declared but unpaid dividends on each share of Series Seed, balance of proceeds paid to holders of Common Stock of the Company ("**Common Stock**"). A merger, reorganization or similar transaction that results in a change of control will be treated as a liquidation.
Automatic Conversion:	Converts to one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) upon either (i) the closing of the Company's initial public offering or (ii) the vote or written consent of the Requisite Holders (as defined below).
Optional Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Voting Rights:	Votes together with Common Stock on all matters on an as-converted basis. So long as twenty-five percent (25%) of the initially issued shares of any series of Series Seed Preferred Stock of the Company (together, the "***Series Seed Preferred Stock***"), approval of a majority of all series of Series Seed Preferred Stock, including the Series Seed, voting together as a single class on an as-converted basis (the "***Requisite Holders***"), required to adversely change rights of the Series Seed (provided that the authorization or issuance of any equity security having a preference over, or on a parity with or similar rights to, the Series Seed will not constitute an adverse change). The Subscription Agreement for the Series Seed Preferred will contain a voting covenant pursuant to which the holders of Series Seed will agree to vote their shares of Series Seed in favor of the election of Angela Hood as the sole director of the Company and in favor of similar other matters.
Transfer Restrictions:	The Subscription Agreement contains restrictions on transfer of the Series Seed, including a market standoff provision that generally restricts transfers of stock during the 180-day period following an initial public offering of the Company.
Drag Along Right:	The Subscription Agreement contains a drag along right that permits the Company to compel the Purchasers to vote for a transaction approved by the board of directors of the Company and a holder's majority of the outstanding shares of the Company's common stock, not including shares of Series Seed Preferred Stock on a converted basis, and to sell the Series Seed (or underlying common stock) along with such majority to a third party.
SPV:	Wefunder will establish one or more special purpose vehicles that are limited liability companies or series of a series limited liability company (each an "SPV") that will become the record owner of the Series Seed acquired by Purchasers in the Offering. This means that Purchasers do not actually possess the Series Seed. Instead, the SPV holds it on the Purchaser's behalf. In addition, all voting rights are held by the SPV and not by the Purchasers. The SPV must vote as directed by the Lead Investor. The Lead Investor has vetted the startup and decided to invest on the same terms as those offered to Purchasers. The Lead Investor directs the voting power of all Series Seed Preferred Stock sold in the Offering.
Risks:	An investment in the Company is highly speculative and subject to several risks, including, without limitation, the risk factors disclosed in the Form C.
Documentation:	Definitive documents have been prepared by counsel to the Company.
Expenses:	All parties are responsible for their own expenses.